Exhibit 99.1

Borden Ladner Gervais LLP Bay Adelaide Centre, East Tower 22 Adelaide Street West Toronto, ON, Canada M5H 4E3 T 416.367.6000 F 416.367.6749 blg.com

July 16, 2024

Consent of Borden Ladner Gervais LLP

We hereby consent to the reference to our name on the face page and under the headings “Documents Filed as Part of the U.S. Registration Statement” and “Legal Matters”, and to the reference to our name and use of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”, in the prospectus supplement dated July 16, 2024 relating to the issuance by Cardiol Therapeutics Inc. of common shares upon exercise of warrants of Cardiol Therapeutics Inc., which forms part of the Registration Statement on Form F-10 (File No. 333- 280713).

In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

/s/ Borden Ladner Gervais LLP
Borden Ladner Gervais LLP